BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. CONFIRMS DRILLING ON ITS LOUISIANA GAS PROJECT REMAINS UNAFFECTED BY THE HURRICANE “KATRINA”

TORONTO, ON – August 31, 2005, Bontan Oil & Gas Corporation, a wholly owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), is pleased to report that the Operators have confirmed that the drilling work on its initial test well, Placide Richard No. 1 in Calcasieu Parish was not affected during the recent hurricane “Katrina” which hit the coastal area of Louisiana. In fact, drilling reached a depth of 4,745 as at August 30, 2005.

The initial well site is eleven miles southeast of the city of Lake Charles, Louisiana and about half way between Houston, Texas and New Orleans, Louisiana and was out of the path of the hurricane.

Mr. Kam Shah, the CEO commented, “We, at Bontan, are deeply sorry by the devastation caused by the hurricane and our thoughts and prayers are with the residents who will undoubtedly be affected by this tragedy. Bontan is steadfastly standing behind our economic investment in Louisiana and will continue to do so into the future. We are glad that drilling on our site has continued as planned. It must be noted that our contract with the drilling company, Grey Wolf Inc., is a fixed price turnkey contract which would assure that the drilling costs, which have already been prepaid, are not significantly affected by any such unfortunate events.”

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan currently has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.